

July 11, 2013

Via E-Mail

Robert M. Jakobe
Executive Vice President and Chief Financial Officer
The Sheridan Group, Inc.
11311 McCormick Road, Suite 260
Hunt Valley, MD 21031-1437

> **Re: The Sheridan Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 27, 2013**
> **File No. 333-110441**

Dear Mr. Jakobe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis
Results of Operations, page 18

1. We note that cost of sales is material to your consolidated and, by inference, segment results that has an apparent impact on variances in gross profit and the related margin for both, but there is no separate analysis of it. Please expand your disclosure to include a comparative analysis of cost of sales to complement your existing discussion in regard to results of operations as appropriate.

Liquidity and Capital Resources
Operating Activities, page 23

2. Your discussion appears to focus in large part on how cash flows of operating activities were derived with references to accrual based "net loss" and the indicated noncash items

reported in the statements of operations and/or cash flows. Please revise your discussion to analyze the material factors that directly affected the level of and variance in cash flows of operating activities. If results truly impact operating cash flow, discuss the specific factors within the results contributing materially to the analysis. For further guidance, please refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," which is available on our website at http://www.sec.gov/rules/interp/33-8350.htm. Additionally, quantify all cited factors so that investors may understand the relative impact of each.

Notes to Consolidated Financial Statements
Note 8. Notes Payable and Working Capital Facility, page 40

3. You disclose that the 2011 Notes are fully and unconditionally guaranteed by all of your current subsidiaries. It appears that these notes are registered with the commission. Please explain to us your consideration of and compliance with Rule 3-10(f) of Regulation S-X. In so doing, tell us and disclose whether the guarantees of the guarantor subsidiaries are joint and several.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Doug Jones at 202-551-3309 if you have any questions. You may also contact me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief